

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

<u>Via Email</u>
Michael J. Daniel
Chief Financial Officer
Bassett Furniture Industries Incorporated
3525 Fairystone Park Highway
Bassett, Virginia 24055

> **Re: Bassett Furniture Industries Incorporated**
> **Form 10-K for Fiscal Year Ended November 29, 2014**
> **Filed January 22, 2015**
> **And Documents Incorporated by Reference**
> **File No. 0-0209**

Dear Mr. Daniel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief